RUBICON MINERALS CORPORATION

Management’s Discussion & Analysis

For the Three Months Ended March 31, 2012

Suite 1540 – 800 West Pender Street, Vancouver, BC. V6C 2V6
Tel: 604-623-3333   Toll free: 1-866-365-4706   Fax:  604-623-3355
e-mail: rubicon@rubiconminerals.com
www.rubiconminerals.com

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

INTRODUCTION

This Management Discussion and Analysis (“MD&A”), dated May 14, 2012, includes financial information from, and should be read in conjunction with, the condensed interim consolidated financial statements for the three months ended March 31, 2012. It is further assumed that the reader has access to the audited consolidated financial statements for the year ended December 31, 2011 and the accompanying MD&A for the year ended December 31, 2011.  Please refer to the cautionary notices at the end of this MD&A, especially in regard to forward looking statements.

Rubicon Minerals Corporation (“Rubicon” or the “Company”) reports its financial position, results of operations, changes in equity and cash flows in accordance with International Financial Reporting Standards (“IFRS”) in Canadian dollars.

Rubicon is a Canadian based company that is focused on the exploration and development of gold deposits.  The Company’s key asset is the Phoenix Gold Project located in the Red Lake gold camp, in the Province of Ontario. In addition, the Company has significant land packages in the Red Lake area outside the Phoenix Gold Project and in Alaska, Nevada and Utah, USA.  The Company does not have any assets or mineral properties that are in production or that contain a reserve.

The Company is a reporting issuer in all the provinces of Canada as well as with the SEC in the United States.  The Company’s common shares trade on the TSX in Canada under the symbol ‘RMX’ and on the NYSE Amex Equities Exchange in the United States under the symbol ‘RBY’.

HIGHLIGHTS OF Q1 of 2012

Phoenix Gold Project

Rubicon holds a 100% interest in the Phoenix Gold Property which has been the main focus of the Company’s exploration and development efforts since the discovery of the F2 Gold System in early 2008.

Development Highlights

Phoenix Gold Project development milestones achieved during the three months ended March 2012 included:

•
Lateral development of 176 metres was completed. The bulk of the lateral development was to establish access to mineralization on the 244 Level.  Other advancements included the completion of a drill station on the 244 Level.

•	The vertical component of the development was the completion of the waste pass from the 305 Level to the 122 Level. This system will allow for the development of all levels above the 305 level.

•	Commissioning of the 14 foot double drum hoisting plant was completed, including the headframe extension (15 m), new sheave deck, new backlegs, and a new dump.

•
Preparation for shaft sinking was completed, and included the installation of new shaft guides from surface to the 122 Level, along with new buckets and a new crosshead.  Focus, at the shaft bottom, was on the excavation of a refuge station and on the excavation of the loading pocket itself (12 metres).

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

Surface re-distribution of on-site grid power was completed. The mine site was connected to grid power at the end of October 2011 (5.3 MW).

•
In November 2011, Rubicon initiated the design work with Hydro One for their estimates on the upgrades required to provide Rubicon with an additional approximate 4.7 MW. During Q1 of 2012, Rubicon continued its engagement with Hydro One.

•	A communication system was installed and the mine is now connected with a fiber optic link and related phone system.

Exploration Highlights

Red Lake Exploration

Phoenix Gold Project

Drilling

The Company drilled a total of 26,230 metres on the F2 Gold System on the Phoenix Gold Project during the first three months of 2012. This drilling was a continuation of the program of infill drilling and exploration for extensions of the F2 Gold system commenced in October of 2011. The drilling was carried out utilizing up to two underground rigs on the 305 metre and 244 metre Levels and three surface rigs.  Initial indications are that this part of the program has been successful.  Remaining drilling will focus on expansion of the known limits of the F2 Gold System.

Details of drilling results are available in the Company’s news releases of March 29, 2012, May 14, 2012 and on the Company web site at www.rubiconminerals.com. Drilling is ongoing and complete assays remain pending. Gold mineralization has now been intersected over an interpreted strike length of 1,243 metres and to a vertical depth of 1,511 metres and remains open along strike and at depth.

Permitting

The Company’s Production Closure Plan was approved by the Ontario Ministry of Northern Development and Mines (“MNDM”) on December 2, 2011, and the remaining permits required for the projected production phase of the Phoenix Gold Project, as contemplated in the Preliminary Economic Assessment contained in the technical report filed on SEDAR on August 11, 2011 (the “PEA”), were received during the three months ended March 31, 2012.

Aboriginal Consultations

Consultations are ongoing with the local First Nations and Métis communities.

Other Red Lake Projects

Rubicon holds approximately 100 square miles of additional mineral claims in the Red Lake Camp which were acquired for their high geological potential.  Due to the Company’s focus on developing the Phoenix Gold Project, exploration of these other properties has been temporarily put on hold but the Company considers these projects to be of strategic importance for future exploration. The Company plans to carry out compilation programs on one or more of its Red Lake projects in 2012 to identify targets for future exploration programs.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

English Royalty Division

The English Royalty Division refers to Rubicon’s active program of acquiring mineral property interests for the purpose of optioning out to other mining exploration companies.  As such, it provides the Company with an ongoing revenue stream of cash and shares and a residual royalty position, payable in the event production is realized, in all the properties acquired. It also provides a potential for the Company to retain a 100% interest in an acquired property should it elect to do so.

During the quarter, the Company recovered $560,040, before deducting costs, in cash and shares from the English Royalty Division.

Corporate Developments

In a news release dated April 30, 2012 the Company announced that Mr. Michael Lalonde has been appointed as its President and Chief Operating Officer effective June 1, 2012.  Following a transition period of up to six months, Mr. Lalonde will assume the position of President and Chief Executive Officer of the Company and Dr. David Adamson, the Company’s current President and Chief Executive Officer, will assume the position of Chairman of the Board.  A full copy of the Company’s news release regarding Mr. Lalonde’s appointment is available on the Company web site at www.rubiconminerals.com.

Objectives for 2012

The Company is currently undertaking its previously announced 12-month, $55 million exploration and development program for the Phoenix Gold Project which is projected to be completed by September 30, 2012. Additional spending was approved in April 2012, for the current budget period to address certain elements of the PEA items, bringing the total budget to September 30, 2012 to approximately $83 million.

The program is designed to both maintain the Company on its critical path of development to support targeted possible production in Q4 of 2013 and also to optimize its current positive PEA.

Operational

The Company's objective is to define sufficient additional indicated (or higher category) resources to support a minimum of five years of potential production at rates envisaged in the current PEA. In order to achieve this, the current shaft is planned to be extended from 338 metres to 610 metres below surface to allow better access for development and exploration drilling.

Rubicon has completed 306 metres of its planned 600 metres of new underground development on three levels (244 metre, 305 metre and 585 metre) to support further development and potential future mining and also to provide new drill access for infill and delineation drilling. As well, a rock pass and a new loading pocket will be constructed between the 585 metre and 610 metre levels.

Drilling

The drilling objectives currently allocate approximately 30,000 metres toward infilling and delineation of known zones with the objective of expanding current indicated resources. Approximately 40,000 metres are allocated to test for expansions to known gold mineralization and also test new areas for new potential resources.

One important target area in this respect lies between 1,220 metres and 1,464 metres below surface where additional drilling will be carried out to establish whether the current average resource grade of 33.8 g/t

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

gold is maintained when drill density is increased and when a larger area is tested.  It should be noted that, in determining the mining inventory in the current PEA, our consultant elected to take a conservative mine planning approach in this area by applying the average diluted resource grade to the bottom five mining horizons (bottom 305 metres of the resource) rather than use the modeled average grade of 33.8 g/t, thus reducing the total ounces on these levels.

PEA Optimization

The Company is currently undertaking the following studies as part of the optimization of its current economically positive PEA:

•	evaluation of possible ramp access to examine the cost benefit of more mechanized mining techniques (in progress);

•	structural studies to aid in understanding mineralization controls and aid in future drill targeting (in progress);

•	a review of the ability to employ lower cost, mining methods in parts of the deposit other than the currently planned captive cut and fill method (in progress); and

•	continued metallurgical studies designed to evaluate potential to increase current estimated gold recoveries of 92.5% (in progress).

The programs and budget laid out above are largely consistent with the recommendations laid out in the PEA.  Studies noted above are expected to be completed in the in Q3 and Q4 of 2012.

Qualified Persons and Quality Assurance

The 2012 exploration programs in Red Lake were supervised by and all data forming the basis for the technical disclosures in this MD&A except with regard to the third party prepared PEA were verified by Richard Greenwood B.Sc.(Hons.), a Qualified Person as defined in NI 43-101, under the supervision of Terry Bursey, P.Geo., Manager Regional Exploration and Community Relations for Rubicon, a Qualified Person as defined in NI 43-101.

Assays were conducted by SGS Minerals Services using standard fire assay on a 50 gram (1 assay ton) sample with a gravimetric finish procedure. Assays are uncut as is standard practice in Red Lake.

Standards, blanks, duplicates and check assays were included at regular intervals in each sample batch. Check assays on 5% of samples are carried out by ALS Minerals a third party independent laboratory. Gold standards were prepared by CDN Resource Laboratories Ltd.

Phoenix Gold Project operations including the bulk sampling program, engineering studies and ongoing development, are supervised and verified by Eric Hinton, P. Eng., Project Manager for Rubicon and a Qualified Person as defined in NI 43-101.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

United States Exploration

States of Nevada and Utah (West Kirkland Option)

Rubicon holds variable fee simple mineral property interests in a large land package in Elko County, Northeastern Nevada (225,000 acres) extending into Box Elder County, Utah (608 acres).

During 2011, West Kirkland Mining Inc. (“West Kirkland”) signed an option agreement over the Company’s Nevada and Utah property for a variable interest of up to 60% through exploration expenditures of US$15 million over 4 years.  West Kirkland has announced initial results from its 2011 exploration program (see West Kirkland news release dated January 10, 2012) and has indicated that it expects to complete its first year commitment of US$2 million of exploration during the coming summer.

State of Alaska

The Company holds a 100% interest in the New Horizon property consisting of 439 claims (65,560 acres) in the Goodpaster Mining District of Alaska. Given its focus on the Phoenix Gold Project, the Company is currently seeking a partner to advance the exploration of the Alaska property.

Cautionary Note to U.S. Readers Regarding Estimates of Measured, Indicated and Inferred Resources

This document uses the terms “indicated mineral resources” and “inferred resources”.

The Company advises U.S. investors that while these terms are recognized and required by Canadian regulations, they are not recognized by the SEC.

“Inferred resources” have a great amount of uncertainty as to their existence, and great uncertainty as to their economic and legal feasibility.  It cannot be assumed that all or any part of an “inferred” or “indicated mineral resource” will ever be upgraded to a higher category.

Under Canadian rules, estimates of “inferred mineral resources” may not form the basis of a feasibility study or prefeasibility studies, except in rare cases, such as with an initial PEA.  The SEC normally only permits issuers to report mineralization that does not constitute “reserves” as in-place tonnage and grade without reference to unit measures.  Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors are cautioned not to assume that any part or all of a measured, indicated or inferred resource exists or is economically or legally mineable.  Information concerning descriptions of mineralization and resources contained herein may not be comparable to information made public by U.S. companies subject to the reporting and disclosure requirements of the SEC.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

RISKS AND UNCERTAINTIES

The success of the Company depends upon a number of factors, many of which are beyond the control of Rubicon.  Typical risk factors and uncertainties, among others, include political risks, financing risks, title risks, commodity prices, exchange rate risks, permitting risks, operating and environmental hazards encountered in the exploration, development and mining business and changing laws and public policies.  Risk factors are more fully described in our Annual Information Form, dated March 27, 2012, for the year ended December 31, 2011, on file at www.sedar.com (the “AIF”).

OPERATING RESULTS

Three Months ended March 31, 2012 compared to the Three Months ended March 31, 2011

For the three months ended March 31, 2012, the Company had a net loss of $1,573,653 ($0.01 per share) compared to a net loss of $1,498,985 ($0.01 per share) in the three months ended March 31, 2011, a change of $74,668. A major factor that caused an increase in net loss was an increase of $0.7 million in share based compensation expense in the current quarter as the Company’s stock option plan had expired in the prior year resulting in no new shareholder approved option issuances being granted. This expense increase was partially offset by a $0.5 million reduction in professional fees as the prior year quarter included significant non-recurring legal fees related to the filing of the amended NI 43-101 technical report. During the quarter, the Company recorded other comprehensive income (“OCI”) of $352,014 compared to OCI of $550,580 in the prior year comparative quarter. Comprehensive loss (the total of net loss and other comprehensive income) for the quarter was $1,221,639 compared to comprehensive loss of $948,405 in the prior year comparative quarter, an increase in comprehensive loss of $273,234.

Significant changes in line items that caused an increase in net loss were as follows:

•
Share-based compensation was higher by $733,823 as the Company’s stock option plan expired in 2010 and as a result shareholder approved options were not effectively granted in the first quarter of 2011 whereas a large option grant made in relation to an approved option plan was made in the first quarter of 2012.

•
Professional fees consisting of legal, tax, accounting and audit fees decreased by $552,645 during the current quarter, mainly due to non-recurring legal costs incurred in the prior year relating to filing of the amended NI 43-101 technical report.  Other legal fees were incurred in the current quarter in regard to the financing but were recorded in equity as share issue costs.

•	Salaries were higher by $127,175 in the first quarter of 2012 due to an increase in staffing required to support the Company’s expanded exploration and development program.

•
Interest and other income was higher by $126,982 reflecting the increase in cash and cash equivalents held by the Company resulting from the proceeds of the bought deal equity financing closed in the current year quarter.

•
Other comprehensive income for the quarter ending March 31, 2012 was $352,014 compared to $550,580 in Q1 of 2011. The decrease in OCI was attributable to more modest increases in fair value of available for sale financial instruments than occurred in prior year.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

USE OF PROCEEDS FROM FINANCINGS

During the three months ended March 31, 2012 the Company closed an equity placement for net proceeds of $192 million.  None of the proceeds have been applied as of March 31, 2012.

SUMMARY OF QUARTERLY RESULTS

The following results are based on IFRS in Canadian dollars for all quarters presented.

Quarter	2012 First		2011 Fourth		2011 Third		2011 Second		2011 First		2010 Fourth		2010 Third		2010 Second
	$		$		$		$		$		$		$		$
Interest and other income		241,993		149,181		135,730		77,554		115,011		135,845		135,290		104,742
Gain (loss) on sale of investments		(821)		(119,754)		(134,168)		(577)		(9,545)		59,231		18,792		(149,327)
Net loss		1,573,653		14,932,743		1,559,355		1,669,859		1,498,985		16,604,792		2,272,119		3,207,840
Basic and fully diluted net loss per share		0.01		0.06		0.01		0.01		0.01		0.08		0.01		0.02

Annual totals in the table may differ slightly from annual reported amounts due to rounding.

Overall, quarterly losses should tend to increase due to increased head office administration costs to support an expanding exploration and development program. In the fourth quarters of 2011 and 2010, property write-downs caused unusually large losses. Other factors generally causing significant variations in results between quarters include gain or loss on sale of investments and option payments received in excess of property costs.  These other factors do not have identifiable trends.

FINANCIAL CONDITION, LIQUIDITY AND CAPITAL RESOURCES

The Company had working capital of $235.4 million at March 31, 2012 compared to $61.9 million at December 31, 2011.  Working capital increased in the current year by $173.5 million primarily due to the Company receiving net proceeds of $192 million pursuant to the bought deal equity financing described in more detail below.

Increases in property plant and equipment in the quarter of $2.4 million and increases in exploration and evaluation expenses in the quarter of $16.9 million represent expenditures on surface assets and surface and underground exploration expenditures at the Phoenix Gold Project.

During the first quarter, the Company received gross proceeds of $200.9 million from a public offering of 49,000,000 common shares of the Company at a price of $4.10 per share. Net proceeds after deducting commissions and share issue costs were $191.7 million and were credited to share capital.  Of these funds, approximately $181 million is expected to be used for development of the Phoenix Gold Project and the balance for exploration and general working capital.

CASH FLOWS

For the three months ended March 31, 2012, the Company had net cash inflows of $139,939,611 compared to net cash inflows of $9,036,324 in the three months ended March 31, 2011, a change of $130,903,287.  Primarily this is a reflection of the closing of the bought deal public financing noted above.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

Operating Cash Flows – Three months ended March 31, 2012

Net cash used in operating activities of $1.1 million was lower than net cash used in operating activities in the prior comparative quarter of $2.2 million reflecting the decrease in cash used to finance non-cash working capital combined with a lower adjusted net loss in 2012.

Investing Activities – Three months ended March 31, 2012

The Company had a cash outflow of $50.9 million from investing activities compares to a cash inflow of $11.1 million in the prior comparative period a difference between periods of $62.0 million.  This difference is primarily a reflection of the purchases of new T-Bills in the current quarter.  Current quarter outflows also included $12.9 million for mineral property expenses and $2.7 million in capital equipment expenditures, incurred to further exploration and development at the Company’s Phoenix Gold Project.

Financing Cash Flows – Three months ended March 31, 2012

Financing inflows of $191.9 million in the current quarter exceeded cash inflows of $152,000 in the prior comparative period, a difference of $191.8 million.  This difference is mostly due the $191.7 million bought deal equity financing, and proceeds received from the exercise of stock options.

FINANCIAL INSTRUMENTS

The Company’s financial instrument policies and fair values by category are described in notes 3(o) and 4 to the Annual Consolidated Financial Statements for the year ended December 31, 2011.  During 2011 and Q1 of 2012, the Company restricted its investments of excess cash to financial instruments of the governments of Canada and its provinces. During April of 2012, the Company expanded this policy to allow investments in highly rated financial instruments issued or guaranteed by the largest 5 Canadian banks with limitations on concentration of investments with any one bank.

OFF-BALANCE SHEET ARRANGEMENTS

The Company does not have any off-balance sheet arrangements other than those as disclosed under commitments in note 13 of the interim consolidated financial statements.

PROVISION FOR CLOSURE AND RECLAMATION

The Company has an obligation to close and rehabilitate its exploration sites upon abandonment.  The Company has estimated that the current cost to rehabilitate the Phoenix Gold Project site (in its current state), would be approximately $1.8 million.  The Company has placed $1.7 million on deposit at the MNDM to date and expects it will need to make additional deposits in the future.

The estimated closure costs of the Phoenix Gold project based on the current condition of the site were inflation adjusted to the estimated date of site remediation, which is 15 years from March 31, 2012, and then discounted back to the March 31, 2012 using an estimate of the Company’s risk free rate of 2.13%. The current estimated value of the future liability is $1,885,914.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

COMMITMENTS

At March 31, 2012, the Company has the following lease, rental and contractual commitments:

	Due within One Year		Due One to Two Years		Total
	$		$		$
Lease, rental and contractual commitments		1,173,959		97,008		1,270,967

The Company is required to make certain cash and share option payments and incur exploration costs to maintain its mineral properties in good standing. These payments and costs are at the Company’s discretion and are based upon available financial resources and the exploration merits of the mineral properties which are evaluated on a periodic basis.

TRANSACTIONS WITH RELATED PARTIES

Legal services

David R. Reid is a director of the Company and a partner at a law firm the Company has engaged to provide legal services.  For the three months ended March 31, 2012 the Company incurred legal fees to the law firm, aggregating to $650,000 (2011 - $615,000).  As at March 31, 2012, the law firm is owed $650,000 (March 31, 2011 - $615,000). All these transactions were recorded at their fair value amounts and incurred in the normal course of business.

CRITICAL ACCOUNTING ESTIMATES

The Company’s accounting policies are described in detail in Note 2 of the December 31, 2011 annual consolidated financial statements.  The Company considers the following estimates to be most critical in understanding its financial results:

Use of judgments and estimates

The preparation of financial statements requires management to make estimates that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period.  Revisions to accounting estimates are recognized in the period in which the estimate is revised and the revision affects both current and future periods.

Significant areas requiring the use of estimates and assumptions relate to the review of asset carrying values and determination of impairment charges of assets and available-for-sale investments, valuation of share-based payments, recoverability of deferred income tax assets, and provision for closure and reclamation among others.  Actual results could differ from those estimates.

Carrying value of exploration and evaluation assets

Once a license to explore an area has been secured, expenditures on exploration and evaluation activities are capitalized to exploration and evaluation assets and classified as a non-current asset.

Exploration expenditures relate to the initial search for deposits with economic potential and to detailed assessments of deposits or other projects that have been identified as having economic potential.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

All capitalized exploration and evaluation expenditures are monitored for indications of impairment.  Where a potential impairment is indicated, assessments are performed for each area of interest.  To the extent that exploration expenditure is not expected to be recovered, it is charged to the results of operations.

Once an economically viable deposit has been determined for an area and the decision to proceed with development has been approved, exploration and evaluation assets attributable to that area are first tested for impairment and then reclassified to property, plant and equipment.

Subsequent recovery of the resulting carrying value depends on successful development or sale of the undeveloped project. If a project does not prove viable, all irrecoverable costs associated with the project net of any impairment provisions are written off.

Share-based payments

The Company’s Stock Option Plan allows employees and consultants to acquire shares of the Company. Share-based payments to employees are measured at the fair value of the instruments issued and amortized over the vesting periods.  Share-based payments to non-employees are measured at the fair value of the goods or services received or the fair value of the equity instruments issued, if it is determined the fair value of the goods or services cannot be reliably measured, and are recorded at the date the goods or services are received.  The fair value of the share-based payment is measured using the Black-Scholes option pricing model. The fair value of the share based payment is recognized as an expense or exploration and evaluation asset with a corresponding increase in share-based payment reserve. Consideration received on the exercise of stock options is recorded as share capital and the related reserve amount is transferred to share capital.

Deferred Income Taxes

Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases.  Deferred tax assets and liabilities are measured using substantively enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.  Deferred income tax assets also result from unused loss carry forwards, resource related pools and other deductions.  A deferred tax asset is recognized for unused tax losses, tax credits and deductible temporary differences to the extent that it is probable that future taxable profits will be available against which they can be utilized.

Deferred tax assets are reviewed at each reporting date and are reduced to the extent that it is no longer probable that the related tax benefit will be realized.

CHANGES IN ACCOUNTING POLICIES INCLUDING INITIAL ADOPTION

Future changes to IFRS as announced by the International Accounting Standards Board up to December 31, 2011 were discussed in the Company’s December 31, 2011 MD&A and will not be effective for the current year or will not have a significant effect in the Company’s financial reporting.  IFRS changes announced in the Q1 of 2012 are not expected to have a significant effect on the Company’s financial reporting.

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

OUTSTANDING SHARE DATA

As at May 11, 2012, the Company had the following common shares and stock options outstanding:

Common shares	287,279,669
Stock options(1)	12,871,326
Fully diluted share capital	300,150,995

Note:
(1)      Each option entitles the holder to acquire one common share of the Company.

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

The Company's  management  is  responsible  for  establishing  and  maintaining adequate  internal  control over  financial  reporting.  Any system of internal control over financial reporting, no matter how well designed, has inherent limitations.  Therefore,  even those  systems  determined  to be effective  can provide  only  reasonable   assurance  with  respect  to  financial   statement preparation and presentation.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING

There have been no changes in the  Company's  internal  control over  financial reporting during  the three months ended March 31, 2012, that have  materially affected,  or are reasonably likely to materially  affect, its internal control over financial reporting.

ADDITIONAL INFORMATION

Additional information on the Company, including the AIF and other public filings, are available on SEDAR at www.sedar.com.

FORWARD-LOOKING STATEMENTS

This MD&A, and the documents incorporated by reference herein contain “forward-looking information” within the meaning of securities legislation, including the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities legislation, and are collectively referred to herein as “forward-looking statements”.  These forward-looking statements are made as of the date of this MD&A or, in the case of documents incorporated by reference herein, as of the date of such documents. Other than as specifically required by applicable securities laws, the Company does not intend, and does not assume any obligation, to update any forward-looking statement to reflect events or circumstances after the date on which such statement is made, or to reflect the occurrence of unanticipated events, whether as a result of new information, future events or results or otherwise.

Forward-looking statements are based on the opinions and estimates of management as of the date such statements are made and represent management’s best judgment based on facts and assumptions that management considers reasonable.  The material assumptions upon which such forward-looking statements are based include, among others:  that the demand for gold and base metal deposits will develop as anticipated; that the price of gold will remain at levels that will render the Phoenix Gold Project economic; that operating and capital plans will not be disrupted by issues such as mechanical failure, unavailability of parts and supplies, labour disturbances, interruption in transportation or utilities, or adverse weather conditions; that the Company will meet its estimated timeline for the development of the Phoenix Gold Project; that the Company will continue to have the ability to attract and retain skilled staff; that the mineral resource estimate as disclosed in the Preliminary Economic Assessment (PEA) will

RUBICON MINERALS CORPORATION – MD&A – March 31, 2012

be realized; and that there are no material unanticipated variations in the cost of energy or supplies, or in the pre-production capital and operating cost estimate as disclosed in the PEA.  The Company makes no representation that reasonable business people in possession of the same information would reach the same conclusions.

Forward-looking statements in this document include, but are not limited to statements regarding the Company’s plans in respect of the development of the Phoenix Gold Project, costs and timing of the development of new deposits, success of exploration and development activities, permitting time lines, currency fluctuations, requirements for additional capital, government regulation of exploration operations, environmental risks, unanticipated reclamation expenses and title disputes or claims.  In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not expect”, “is expected”, “budget”, “scheduled”, “estimates”, “forecasts”, “intends”, “anticipates” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved”.

Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements.  Such factors include, among others: future prices of gold and other metals; possible variations in mineralization, grade or recovery rates; actual results of current exploration activities; actual results of reclamation activities; conclusions of future economic evaluations; changes in project parameters as plans continue to be refined; failure of equipment or processes to operate as anticipated; accidents, labour disputes and other risks of the mining industry; delays and other risks related to joint venture operations; timing and receipt of regulatory approvals of operations; the ability of the Company and other relevant parties to satisfy regulatory requirements; the availability of financing for proposed transactions and programs on reasonable terms; the ability of third-party service providers to deliver services on reasonable terms and in a timely manner; and delays in the completion of development or construction activities. Other factors that could cause the actual results to differ include market prices, results of exploration, availability of capital and financing on acceptable terms, inability to obtain required regulatory approvals, unanticipated difficulties or costs in any rehabilitation which may be necessary, market conditions and general business, economic, competitive, political and social conditions, as well as those factors discussed in the section titled “Risk Factors” in the AIF.

Although management of the Company has attempted to identify important factors (which it believes are reasonable) that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended.  There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements.

APPROVAL

The Audit Committee has approved the disclosure contained in this MD&A on behalf of the Board of Directors.